March 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 25, 2016

Filed August 26, 2016

Form 10-Q for the Quarterly Period Ended December 24, 2016

Filed January 31, 2017

Form 8-K furnished January 26, 2017

File No. 000-49602

Dear Ms. Collins:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 21, 2017, relating to the aforementioned Form 10-K and other filings and furnished items. For reference purposes, the text of your letter dated February 21, 2017, has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended June 25, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Fiscal 2016 Compared with Fiscal 2015

Provision for Income Taxes, page 40

1.	We note your discussion of the various factors that impact your effective tax rate, which decreased from 31.1% in 2015 to 4.5% in 2016. Please tell us your consideration to providing additional disclosures describing the underlying reasons for variations in the relative impact that individual reconciling items have on your effective tax rate, including any material changes in the mix of income in foreign jurisdictions. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

Response: We acknowledge the Staff’s comment and confirm that in future filings we will provide additional discussion regarding the underlying reasons for variations in the relative impact that individual reconciling items have on our effective tax rate, including any material changes in the mix of income in foreign jurisdictions. The following is a pro forma example from our Form 10-K for the fiscal year ended June 25, 2016 of the type of such additional disclosure we would expect to provide in future filings where applicable:

Provision for Income Taxes

Our effective tax rate is largely attributable to the tax rates in the foreign jurisdictions in which our pre-tax profit is recognized for income tax purposes. As seen in the reconciliation of our provision at the U.S. federal statutory rate to the actual provision for income taxes for each fiscal year in the three year period ended with fiscal 2016, the foreign tax differential has had a significant downward impact on the reconciliation, although somewhat muted in fiscal 2015. While the impact of tax in foreign jurisdictions does have the most significant impact on our effective tax rate, the lower tax rate in fiscal 2016 was also driven by the permanent extension of the federal research tax credit and our ongoing tax planning.

In fiscal 2015, the Company executed an intercompany post-acquisition foreign-to-foreign platform contribution transaction. The transaction, although intercompany, did not meet the requirements of ARB 51 and was accounted for under U.S. GAAP as fully taxable in fiscal 2015. While the immediate impact of this transaction was a reduction of foreign tax differential benefit in fiscal 2015, the long-term impact was to drive future pre-tax profits into lower tax rate tax jurisdictions within our tax operating structure.

The provision for income taxes differs from the federal statutory rate for fiscal 2016, 2015, and 2014 as follows (in millions):

	2016	2015	2014
Provision at U.S. federal statutory rate	$26.6	$56.1	$26.1
Qualified stock options	5.1	2.7	0.9
Business credits	(10.3)	(4.7)	(2.8)
Foreign tax differential	(22.4)	(4.3)	(19.6)
Non-deductible portion of contingent consideration	0.9	(4.7)	21.2
Change in valuation allowance	(1.4)	(0.5)	(0.3)
Nondeductible amortization	4.4	2.7	0.9
Other differences	0.5	2.5	1.4

Provision for income taxes	$3.4	$49.8	$27.8

Form 10-Q for the Quarterly Period Ended December 24, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenue, page 22

2.	You disclose the decline of 11% in mobile revenues was due to both decreases in average selling price, offset by increases in units sold. Similar disclosure was noted related to your PC revenues. Please tell us what consideration was given to separately quantifying the extent to which changes in your mobile and PC revenues were attributed to changes in prices and changes in volumes. In this regard, tell us how you considered quantifying the number of units sold and average selling prices or percentage changes therein. Although not quantified, we note that you discuss average selling price for various product groups and its impact on gross margin in your earnings calls on July 28, 2016 and October 28, 2016. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: We acknowledge the Staff’s comment and confirm that we will specify the extent to which material changes in our net revenue were attributed to changes in prices and changes in volumes by quantifying the percentage changes of the number of units sold and the changes in average selling prices in future filings. The following pro forma example from our Form 10-Q for the Quarterly Period Ended December 24, 2016 represents the Company’s proposed type of disclosure related to the six months ended December 31, 2016, which is the level of detail we plan to include in future Form 10-Q and 10-K filings when there are material changes in net revenue:

Net Revenue

Net revenue was $847.5 million for the six months ended December 31, 2016 compared with $940.5 million for the six months ended December 31, 2015, a decrease of $93.0 million, or 9.9%. Of this net revenue, $728.8 million, or 86.0% was from mobile product applications and $118.7 million, or 14.0%, was from PC product applications. The decrease in net revenue for the six months ended December 31, 2016, was attributable to a decrease in net revenue from mobile product applications as well as PC product applications. Net revenue from mobile product applications and PC product applications decreased as a result of lower average selling prices (which decreased 12.9%), partially offset by an increase in units sold (which increased 3.0%).

3.	Please tell us your consideration to providing disclosure of revenues and gross margin for each major group of products so a reader may understand how changes in the mix of your products impact your revenue and gross margin trends. We note your response to comment 5 in our letter dated May 4, 2006 that is consistent with your current disclosure. However, we also note that your CEO made a statement on the October 28, 2016 earnings call that product mix is “by far the number one determinant on (y)our gross margins” with context being provided by discussing certain product lines, such as DDIC and fingerprint solutions. In that same call, you also discuss various margins for your product groups, such as display drivers and TDDI, which are either higher or lower than the corporate average. Refer to Section III.B.4 of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and when appropriate will continue to provide disclosures that will assist the reader’s understanding of changes in our gross margin caused by our product mix.

While our previous response to the Staff’s comments still holds true, that our gross margins are product design specific and are independent of the vertical markets that our products serve, there are product groups with gross margins that are skewed above or below our corporate average. As we indicated in our quarterly report on Form 10-Q for the Quarterly Period ended December 24, 2016, gross margins in the three and six month periods ended December 31, 2016 were negatively impacted by TDDI products and costs associated with the ramp of new fingerprint products. However, while gross margins were negatively impacted by TDDI products in those periods, we expect that our future generations of TDDI products will be manufactured at lower costs and will deliver gross margins in-line with corporate averages. Similarly, while the ramp of new fingerprint products negatively impacted our gross margins in those periods, once ramped up, we expect gross margins on these new fingerprint products will also fall in-line with our corporate averages.

Accordingly, we believe that disclosure of revenues and gross margins for each major group of products would not provide the reader with a clear view of revenue or gross margin trends. However, we will continue to provide near-term and mid-term insights into our gross margin trends on our quarterly earnings calls and in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings as appropriate.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 24

4.	You disclose that your days sales outstanding (“DSO”) decreased from 70 days to 51 days. Please tell us your consideration to disclosing the reasons for this decline and whether you expect it to continue. Also, please tell us what consideration was given to further explaining the reasons for the increase in accounts receivable, particularly in light of the decline in DSO from the prior periods presented. Refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and confirm that in future filings when there are material changes in the Company’s days sales outstanding (“DSO”) we will disclose the reasons for such changes. In addition, we will further explain material changes in accounts receivable, particularly in cases where the DSO change is contrary to our accounts receivable balance change. The following is a pro forma example from our results of operations for the quarterly period ended December 31, 2016 of the type of such additional disclosure we would expect to provide in future filings where applicable:

DSO change from June 2016 to December 2016

The Company’s DSO decreased from 70 days to 51 days from June 30, 2016 to December 31, 2016, due to a much smaller percentage of the quarter’s net revenue occurring late in the December 31, 2016 quarter compared with a much larger percentage of the quarter’s net revenue occurring late in the June 30, 2016 quarter. We do expect DSOs to increase to normalized levels in future quarters which are typically between 60 to 70 days. Despite the decrease in DSOs from June 30, 2016 to December 31, 2016, the Company’s accounts receivable, net increased from $252.6 million to $259.7 million over the same period. The 2.8% increase in accounts receivable, net is due to a significant 42.4% increase in net revenue from the three months ended June 30, 2016 to the three months ended December 31, 2016, partially offset by the fact the net revenue in the three months ended December 31, 2016 occurred more evenly through the quarter as compared to a larger percentage occurring later in the quarter in the three months ended June 30, 2016.

Form 8-K furnished January 26, 2017

Exhibit 99.1

5.	We note that you changed your non-GAAP tax rate during the quarter ended December 24, 2016. Please tell us what consideration was given to providing an explanation of how you determine the tax adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We acknowledge the Staff’s comment and confirm that we will provide further explanation in future earnings releases of how we determine our non-GAAP tax adjustments. The following is a pro forma example related to our earnings release for the quarterly period ended December 31, 2016 that we would expect to provide under the heading “Use of Non-GAAP Financial Information” in future earnings releases where applicable:

Non-GAAP Tax Adjustments

The Company forecasts its long-term non-GAAP tax rate in order to provide investors with improved long-term modeling accuracy and consistency across financial reporting periods by eliminating the effects of certain items in our Non-GAAP net income and Non-GAAP net income per share, including the type and amount of deductible stock options, delivery of shares under deferred stock unit awards and market stock unit awards, the taxation of post-acquisition platform contribution transactions, and the impact of other acquisition items that may or may not be tax deductible. The Company intends to evaluate its long-term non-GAAP tax rate annually for significant events, including material tax law changes in the major tax jurisdictions in which the Company operates, corporate organizational changes related to acquisitions or tax planning opportunities, and substantive changes in our geographic earnings mix.

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours,

Synaptics Incorporated

By:	/s/ John McFarland
John McFarland
Senior Vice President, General Counsel, and Secretary

cc:	David Edgar, SEC
Rebekah Lindsey, SEC
Micheal Reagan, Jones Day
Stuart Ogg, Jones Day